Exhibit 99.1

TSX: MAI	NEWS RELEASE	NASD-OTCBB: MNEAF

MINERA ANDES ANNOUNCES CHANGE OF AUDITOR

TORONTO, ONTARIO – October 21, 2009 - Minera Andes Inc. (the “Corporation” or “Minera Andes”) (TSX: MAI and US OTC: MNEAF)  Minera Andes Inc. (the “Corporation”) is pleased to announce that the Board of Directors have appointed KPMG LLP, of Toronto, Ontario (the “Successor Auditors”) as the auditors of the Corporation. BDO Dunwoody LLP of Vancouver, British Columbia (the “Former Auditors”) have resigned as auditors of the Corporation effective September 29, 2009.

There have been no reservations in the Former Auditor’s reports on any of the Corporation’s financial statements commencing at the beginning of the two most recently completed financial years and ending on the date of the Former Auditor’s resignation.  There are no reportable events between the Corporation and the Former Auditors. The resignation of the Former Auditor and the appointment of the Successor Auditor of the Corporation were considered and approved by the Audit Committee and the Board of Directors of the Corporation.

Minera Andes is an exploration company exploring for gold, silver and copper in Argentina. It has three significant assets: One, a 49% interest in Minera Santa Cruz SA which owns the San Jose Mine which is one of the world’s largest primary silver producers; two, a 100% earned-in interest in the big Los Azules copper deposit; and three, a portfolio of exploration properties in the prospective Deseado Massif region of Southern Argentina. The company is formulating plans for drilling on these properties in the upcoming drill season in Argentina.

This news release is submitted by Henry John, Chief Financial Officer of Minera Andes Inc.

For further information, please contact: Helen Bilhete or visit our Web site: www.minandes.com.

Helen Bilhete Director, Investor Relations 99 George St. 3rd Floor, Toronto, Ontario, Canada. M5A 2N4 Toll-Free: 1-866-441-0690 Tel:647-258-0395 Fax: 647-258-0408 E-mail: info@minandes.com

Caution Concerning Forward-Looking Statements:
This press release contains certain forward-looking statement and information. The forward-looking statements and information express, as at the date of this press release, the Corporation's plans, estimates, forecasts, projections, expectations or beliefs as to future events and results. Forward-looking statements involve a number of risks and uncertainties, and there can be no assurance that such statements will prove to be accurate. Therefore, actual results and future events could differ materially from those anticipated in such statements. Risks and uncertainties that could cause results or future events to differ materially from current expectations expressed or implied by the forward-looking statements include, but are not limited to, factors associated with fluctuations in the market price of precious metals, mining industry risks, risks associated with foreign operations, the state of the capital markets, environmental risks and hazards, uncertainty as to calculation of mineral reserves and other risks.

Minera Andes Inc.	News Release 09-43 Page 1